Filed pursuant to Rule 253(g)(2)
File No. 024-12488

SUPPLEMENT NO. 1 DATED SEPTEMBER 20, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 6, 2024

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STARFIGHTERS SPACE, INC.
Reusable Launch Hangar, Hangar Rd.
Cape Canaveral, FL, 32920
312-261-0900

This document supplements, and should be read in conjunction with, the offering circular of Starfighters Space, Inc. ("we," "our," "us," or the "Company"), dated September 6, 2024 (the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to update the disclosure under the "Use of Proceeds" section in the Offering Circular with respect to the disclosure about the Company's outstanding debt with Space Florida.

The following information replaces in its entirety the disclosure with respect to the Space Florida loan contained under the "Use of Proceeds" section on page 35 of the Offering Circular:

  a loan in the principal amount of $1,436,000.63 owed to Space Florida pursuant to the terms and conditions of a loan agreement between Starfighters, Inc. ("SFI") and Space Florida dated February 16, 2012 (the "Space Florida Loan Agreement"). The Space Florida Loan Agreement provides for a non-revolving seven (7) year interest-only term loan, amortizing over ten (10) years which bears interest at the rate of one percent (1%) of the total loan amount and maturing September 16, 2022. The Space Florida Loan Agreement requires that SFI pay Space Florida a late charge of ten percent (10%) of any required payment which is not received by Space Florida within five (5) days of when such payment is due. The obligations of SFI pursuant to the Space Florida Loan Agreement are secured against certain collateral owned by SFI pursuant to the terms and conditions of a security agreement dated February 16, 2012, between SFI and Space Florida. On or about September 16, 2022 (the "Rate Adjustment Date"), SFI and Space Florida agreed to amend the loan to (i) increase the interest rate to three percent (3%) per annum and eight percent (8%) per annum in the event of default (the "Adjusted Rate") and began accruing the interest on the loan in accordance with the Adjusted Rate beginning on the Rate Adjustment Date, (ii) extend the maturity date to November 1, 2033 (the "Extension"), and (iii) for SFI to make monthly installments of principal and interest of $13,866 beginning on December 1, 2023 (the "Installments"), but the parties did not memorialize the Adjusted Rate, Extension or Installments in writing. This loan is currently in default and SFI and Space Florida are negotiating the potential conversion of such loan into shares of common stock of the Company. While these negotiations are ongoing, Space Florida has agreed to waive any default on the loan. There can be no assurance that the negotiations to convert the loan will be successful.

Investing in our Common Stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" in the Offering Circular starting on page 10 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 1 to the Offering Circular is September 20, 2024.